UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 29)*

MAXXAM Inc.
(Name of Issuer)

Common Stock,
Par value $.50 per share
(Title of Class of Securities)

577913-10-6
(CUSIP Number)

Gilda Investments, LLC
1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056-3058
Attention:  Bernard L. Birkel
(713) 975-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 599913-10-6	Page 1 of 12

1. Names of Reporting Persons. Giddeon Holdings, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) WC, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 2,378,109*
9. Sole Dispositive Power None
10. Shared Dispositive Power 2,378,109*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,378,109*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 45.5%**
14. Type of Reporting Person (See Instructions) CO
*     Consists of (i) 1,715,668 shares of MAXXAM Inc. (the “Company”) Common Stock, par value $.50 (the “Common Stock”), held by Gilda Investments, LLC (“Gilda”), a wholly owned subsidiary of Giddeon Holdings, Inc. (“Giddeon”); and (ii) 662,441 shares of Common Stock that Gilda could acquire on a share-for-share basis upon conversion of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the “Preferred Stock”) of the Company held by Gilda.  Gilda is the successor (by merger) of Federated Development Inc. and Giddeon is the successor of Federated Development Company as the parent of Gilda.

**   Assumes the conversion of all of the shares of Preferred Stock held by Gilda.

CUSIP No. 599913-10-6	Page 2 of 12

1. Names of Reporting Persons. Gilda Investments, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) WC, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 2,378,109*
9. Sole Dispositive Power None
10. Shared Dispositive Power 2,378,109*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,378,109*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 45.5%**
14. Type of Reporting Person (See Instructions) OO
*     Consists of (i) 1,715,668 shares of Common Stock held by Gilda; and (ii) 662,441 shares of Common Stock that Gilda could acquire on a share-for-share basis upon conversion of Preferred Stock held by Gilda.  Gilda is the successor (by merger) of Federated Development Inc.

**   Assumes the conversion of all of the shares of Preferred Stock held by Gilda.

CUSIP No. 599913-10-6	Page 3 of 12

1. Names of Reporting Persons. Hurwitz Family Foundation*
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 77,300
8. Shared Voting Power None
9. Sole Dispositive Power 77,300
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 77,300
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 1.7%
14. Type of Reporting Person (See Instructions) OO
* Referred to herein as the “Foundation.”

CUSIP No. 599913-10-6	Page 4 of 12

1. Names of Reporting Persons. Hurwitz Investment Partnership L.P.*
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 46,500
9. Sole Dispositive Power None
10. Shared Dispositive Power 46,500
11. Aggregate Amount Beneficially Owned by Each Reporting Person 46,500
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) Less than 1%
14. Type of Reporting Person (See Instructions) PN
* Referred to herein as the “Investment Partnership.”

CUSIP No. 599913-10-6	Page 5 of 12

1. Names of Reporting Persons. Charles E. Hurwitz
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) AF, PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Votng Power 1,610,695*
8. Shared Voting Power 2,591,661**
9. Sole Dispositive Power 1,610,695*
10. Shared Dispositive Power 2,591,661**
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,202,356
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 72.1%***
14. Type of Reporting Person (See Instructions) IN
*      Consists of (i) 1,051,730 shares of Common Stock held directly by Mr. Charles E. Hurwitz (“Charles Hurwitz”), and (ii) 558,965 shares Common Stock that Mr. Hurwitz has a right to acquire pursuant to stock options/stock appreciation rights exercisable within 60 days of August 31, 2009.

**   Consists of (i) 1,715,668 shares of Common Stock held by Gilda; (ii) 662,441 shares of Common Stock that Gilda could acquire on a share-for-share basis upon conversion of Preferred Stock held by Gilda; (iii) 46,277 shares of Common Stock held by Charles Hurwitz’s spouse; (iv) 77,300 shares held by the Foundation; (v) 46,500 shares held by the Investment Partnership; and (vi) 43,475 shares of Common Stock that Mr. Shawn M. Hurwitz, the son of Charles Hurwitz (“Shawn Hurwitz”),  has a right to acquire pursuant to stock options/stock appreciation rights exercisable within 60 days of August 31, 2009.  Charles Hurwitz disclaims beneficial ownership as to the items (iii), (iv), (v) and (vi), other than the shares in respect of his General Partner interest in the Investment Partnership (see Paragraph 2 of “Schedule 13D – Amendment No. 29” below).

***Assumes the conversion of all of the Preferred Stock held by Gilda and the exercise of all the stock options held by. Charles Hurwitz and Shawn Hurwitz that are exercisable with 60 days of August 31, 2009.

CUSIP No. 599913-10-6	Page 6 of 12

1. Names of Reporting Persons. Shawn M. Hurwitz
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) OO*
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 43,475*
8. Shared Voting Power None
9. Sole Dispositive Power 43,475*
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 43,475
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) Less than 1%
14. Type of Reporting Person (See Instructions) IN
* Consists of shares of Common Stock that Shawn Hurwitz has a right to acquire pursuant to options/stock appreciation rights exercisable within 60 days of August 31, 2009.

SCHEDULE 13D – AMENDMENT NO. 29

The undersigned hereby amends, as set forth below, Amendments No. 27 and No. 28 to Schedule 13D of the Group (as such term is defined in Paragraph 2 below).  Amendment No. 27, filed on January 2, 1998, consisted of an amended and restated Schedule 13D (the “Restated 13D”).  Amendment No. 28, filed on April 21, 2000, consisted of an amendment to the Restated 13D (“Amendment No. 28” and together with the Restated 13D, the “Statement”).  The Statement and this Amendment No. 29 (“this Amendment”) relate to the Common Stock, par value $.50 (the “Common Stock”) of MAXXAM Inc., a Delaware corporation (the “Company”).  As the Company’s Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the “Preferred Stock”) is convertible into Common Stock on a share-for-share basis, it is treated herein for certain purposes as the equivalent of Common Stock.  Notwithstanding this Amendment, each prior text of the Statement speaks as of the respective date thereof. The information presented herein is as of August 31, 2009.

1.     The last sentence of Item 1 of the Statement entitled “Security and Issuer” is amended to read as follows:

The principal offices of the Company are at 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056-3058.

2.     Item 2 of the Statement entitled “Identity and Background” is hereby amended in its entirety to read as follows:

(a) - (c)    The Statement is being filed by a group consisting of Giddeon Holdings, Inc. (“Giddeon”), Gilda Investments, LLC (“Gilda”), the Hurwitz Family Foundation (the “Foundation”),  the Hurwitz Investment Partnership L.P. (the “Investment Partnership”), Charles E. Hurwitz (“Charles Hurwitz”), and Shawn M. Hurwitz (“Shawn Hurwitz”).  These persons are collectively referred to as the “Group.”

Giddeon is Delaware corporation that engages in real estate and other investments.  Gilda is a Delaware limited liability company that engages in investments.  The Foundation is a Texas nonprofit corporation and charitable foundation.   The Investment Partnership is a Texas limited partnership that engages in investments.  The principal offices of each of these entities are at 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056-3058.

Gilda is a member-managed limited liability company, of which Giddeon is the sole member.  Gilda is the successor to Federated Development, Inc. (“FDI”), which was merged with and into Gilda.  As the result of a corporate reorganization, Giddeon is the successor to Federated Development Corporation (“Federated”) as the parent of Gilda (formerly FDI).  Giddeon is wholly owned by Charles Hurwitz, members of his immediate family and trusts for their benefit (as was Federated).  Charles Hurwitz and his spouse each hold a 4.32% interest as General Partner in the Investment Partnership, with the remaining interests in the Investment Partnership being held by their children or trusts for their benefit.

Charles Hurwitz serves as the sole Director and the President of Giddeon, a Director and the President of the Foundation, and Managing General Partner of the Investment Partnership.  His principal occupation is Chairman of the Board and Chief Executive Officer of the Company, which engages in residential and commercial real estate investment and development, and horse and dog racing.  His business address is 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056-3058.

Shawn Hurwitz serves as the Secretary of Giddeon and is a Director and the Secretary of the Foundation.  His principal occupation is with the Company, which he serves in a variety of capacities, including Co-Vice Chairman and President of the Company and the President and/or Chief Executive Officer of the Company’s principal subsidiaries that engage in real estate and racing operations.  His business address is 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056-3058.

(d) - (e)     During the last five years, none of the members of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the members of the Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)     The individual members of the Group are citizens of the United States.

3.      Item 3 of the Statement entitled “Source and Amount of Funds or Other Consideration” is hereby amended as follows:

(A)  To delete the existing first paragraph of Item 3 and substitute the following paragraph in its place:

As of August 31, 2009, the Group held an aggregate of 4,202,356 shares consisting of (i) 1,051,730 shares of Common Stock held directly by Charles Hurwitz; (ii) 558,965 shares Common Stock that Charles Hurwitz has a right to acquire pursuant to stock options/stock appreciation rights exercisable within 60 days of August 31, 2009; (iii) 1,715,668 shares of Common Stock held by Gilda; (iv) 662,441 shares of Common Stock that Gilda could acquire on a share-for-share basis upon conversion of Preferred Stock held by Gilda; (v) 46,277 shares of Common Stock held by Charles Hurwitz’s spouse; (vi) 77,300 shares held by the Foundation; (vii) 46,500 shares held by the Investment Partnership; and (viii) 43,475 shares Common Stock that Shawn Hurwitz  has a right to acquire pursuant to stock options/stock appreciation rights exercisable within 60 days of August 31, 2009.

(B)  To add the following paragraph to the end of Item 3:

Charles Hurwitz also received a December 1999 bonus in the form of 256,808 shares of restricted Common Stock.  See Item 4 of the Statement for additional information

4.      Item 4 of the Statement entitled “Purpose of the Transaction” is hereby amended as follows:

(A)  To add the following two paragraphs to the beginning of Item 4:

On August 24, 2009, the Company issued a press release (the “Press Release”) announcing that it will convene, as promptly as practicable, a special meeting of its stockholders (the “Meeting”), to approve, subject to final action by the Company’s Board of Directors, a 1-for-250 reverse stock split of the Company’s Common Stock and Preferred Stock (the “Reverse Stock Split”).  The Press Release also indicated that the purpose of the Reverse Stock Split is to reduce the number of holders of record of Company Common Stock below 300, which will permit the Company to suspend its reporting obligations and deregister its Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”).  On August 24, 2009, the Company filed a Form 8-K regarding issuance of the Press Release.  On August 26, 2009, the Company filed with the SEC (i) a Schedule 14A and preliminary proxy statement (the “Proxy Statement”) relating to the Meeting; and (ii) a Schedule 13E-3 relating to filing of the Schedule 14A.  The Reverse Stock Split would be effected by an amendment to the Company’s Restated Certificate of Incorporation, as described in the Proxy Statement.  This Amendment is being filed due to the proposed Reverse Stock Split, and to report changes to the Group and in the holdings of its members that have occurred since Amendment No. 28 was filed.

This Amendment reflects the following changes in the membership of the Group:  (i) the substitution of Gilda for FDI as a member of the Group as a result of FDI’s merger into Gilda; (ii) the substitution of Giddeon for Federated as the successor parent of Gilda (formerly FDI) as the result of a corporate reorganization; (iii) the elimination of Federated Development Investments, LLC and the Hurwitz 1992 Investment Partnership L.P. as members of the Group as they no longer own any Common Stock of the Company; (iv) the addition of the Foundation to the Group; and (iv) the addition of Shawn Hurwitz as a member of the Group as he is now a director and executive officer of the Company and Charles Hurwitz’s son.

(B)  To amend the second to last paragraph of Item 4 is amended in its entirety to read as follows:

The Company is authorized to sell shares of its Common Stock and Preferred Stock pursuant to stock options granted to its employees, officers and directors under the Company’s stock incentive plans.  These plans authorize the grant to eligible participants of stock options, stock appreciation rights and other instruments in respect of the Company’s Common Stock or Preferred Stock.  The executive officers and directors of the Company, including Charles Hurwitz and Shawn Hurwitz, hold such stock options.

5.	Item 5 of the Statement entitled “Interest in Securities of the Issuer” is hereby amended in its entirety to read as follows:

(a) – (b)   As of August 31, 2009, the aggregate number of shares of Common Stock deemed to be beneficially owned by members of the Group (inclusive of Common Stock issuable upon conversion of shares of Preferred Stock currently held and options for Common Stock exercisable within sixty (60) days of April 15, 2000) was 4,202,356, constituting approximately 72.1% of the shares of Common Stock outstanding (see footnote 8 to the Table immediately below).  This increase in the percentage of Common Stock held by the Group (since Amendment No. 28) is primarily due to stock repurchases by the Company (approximately 2,354,000 shares of Common Stock having been repurchased by the Company since Amendment No. 28 was filed).

Each share of Common Stock has one vote per share and each share of Preferred Stock generally has ten votes per share. Accordingly, as of August 31, 2009, the Group possesses approximately 85.8% of the combined voting power of the Company’s outstanding Common Stock and Preferred Stock (see footnote 8 to the Table immediately below).  The following table lists, as of August 31, 2009, (i) all shares of the Company’s Common Stock and Preferred Stock beneficially owned by each member of the Group; (ii) the percentage of the Company’s outstanding shares of Common Stock and Preferred Stock held by each member of the Group; and (iii) the percentage of combined voting power of the Company’s outstanding Common Stock and Preferred Stock held by each member of the Group:

Member of Group	Title of Class	Shares Beneficially Owned	% of Class(1)	Voting Power %
Giddeon	Common Stock Preferred Stock	1,715,668(2)(3) 662,441(2)(3)	37.6%(3) 99.2%(3)	74.2%(3)
Gilda	Common Stock Preferred Stock	1,715,668(3)(4) 662,441(4)	37.6%(3) 99.2%(3)	74.2%(3)
Foundation	Common Stock Preferred Stock	77,300(5) -0-	1.7% --	*
Investment Partnership	Common Stock Preferred Stock	46,500(6) -0-	1.0% --	*
Charles Hurwitz	Common Stock Preferred Stock	3,539,915(7)(8) 662,441(8)(9)	68.6%(8) 99.2%(8)	85.8%(8)
Shawn Hurwitz	Common Stock Preferred Stock	43,475(10) -0-	* --	*

* Less than 1%.

(1)	Based on 4,559,637 shares of Common Stock and 668,119 shares of Preferred Stock outstanding as of August 28, 2009.
(2)	Consists of the shares held by Gilda, of which Giddeon is the managing member.
(3)
These share amounts and class percentages, and the voting power percentage, assume that that none of the Preferred Stock held by Gilda is converted.  If all of the Preferred Stock held by Gilda were converted to Common Stock, the percentage of Common Stock beneficially owned by Giddeon and Gilda would increase to 45.5%.

(4)	Charles Hurwitz indirectly possesses investment and voting power with respect to these shares.
(5)	As President of the Foundation, Charles Hurwitz possesses shared investment and voting power with respect to these shares.
(6)	As Managing General Partner of the Investment Partnership, Charles Hurwitz possesses shared investment and voting power with respect to these shares.
(7)
Consists of (i) 1,051,730 shares of Common Stock held directly by Charles Hurwitz; (ii) 558,965 shares Common Stock that Charles Hurwitz has a right to acquire pursuant to stock options/stock appreciation rights exercisable within 60 days of August 31, 2009; (iii) the 1,715,668 shares of Common Stock held by Gilda; (iv) 46,277 shares of Common Stock held by Charles Hurwitz’s spouse; (v) the 77,300 shares of Common Stock held by the Foundation; (vi) the 46,500 shares of Common Stock held by the Investment Partnership; and (vii) the 43,475 shares of Common Stock that Shawn Hurwitz has a right to acquire pursuant to stock options/stock appreciation rights exercisable within 60 days of August 31, 2009.  Charles Hurwitz disclaims beneficial ownership as to the items (iv), (v), (vi) and (vii), other than the shares in respect of his General Partner interest in the Investment Partnership

(8)
These share amounts and class percentages, and the voting power percentage, assume (a) the exercise of all of the stock options described in items (ii) and (vii) of footnote (7), and (b) the conversion of none of the Preferred Stock held by Gilda.  If all of the Preferred Stock held by Gilda were converted to Common Stock, the percentage of Common Stock beneficially owned by Charles Hurwitz would increase to 72.1%.

(9)	Consists of the shares held by Gilda.
(10)	Consists of shares of Common Stock that Shawn Hurwitz has a right to acquire pursuant to stock options/stock appreciation rights exercisable within 60 days of August 31, 2009.

Charles Hurwitz may be deemed to possess shared voting and/or investment power with respect to the Company’s securities held by his spouse, Gilda, the Foundation, the Investment Partnership and Shawn Hurwitz due to his positions and relationships with these persons and entities.  See footnote (7) to the table immediately above for those shares as to which Charles Hurwitz disclaims beneficial ownership.  The filing of this Statement shall not be construed as an admission that any member of the Group other than Charles Hurwitz indirectly beneficially owns, for purposes of Section 13(d) or 13(g) of the Exchange Act, any of the Company’s securities held by any other member of the Group.

Except as indicated in the Statement, no member of the Group or, to the best knowledge of such members, any other person identified or referred to in Item 2 of this Statement, owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock or Preferred Stock.

(c)    To the best knowledge of the members of the Group, except as otherwise described herein, there were no transactions effected by members of the Group within the last sixty (60) days in the Company’s Common Stock.

(d)    Not applicable.
.
        (e)    Not applicable.

6.      Item 7 of the Statement entitled “Material to Be Filed as Exhibits” is hereby amended to add the following exhibit:

Exhibit Z	Amendment to Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.72 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GIDDEON HOLDINGS, INC.

Date: August 31, 2009	By:	/s/ Charles E. Hurwitz
	Name:	Charles E. Hurwitz
	Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GILDA INVESTMENTS, LLC
	By:	Giddeon Holdings, Inc., Its Sole Member

Date: August 31, 2009	By:	/s/ Charles E. Hurwitz
	Name:	Charles E. Hurwitz
	Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HURWITZ FAMILY FOUNDATION

Date: August 31, 2009	By:	/s/ Charles E. Hurwitz
	Name:	Charles E. Hurwitz
	Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HURWITZ INVESTMENT PARTNERSHIP L.P.

Date: August 31, 2009	By:	/s/ Charles E. Hurwitz
	Name:	Charles E. Hurwitz
	Title:	Managing General Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2009	/s/ Charles E. Hurwitz
Charles E. Hurwitz

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2009	/s/ Shawn M. Hurwitz
Shawn M. Hurwitz

APPENDIX A

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Amendment No. 29 to Schedule 13D to which this Agreement is attached as an Appendix, and agree that such Amendment No. 29, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 31st day of August 2009.

GIDDEON HOLDINGS, INC.

By:	/s/ Charles E. Hurwitz
Name:	Charles E. Hurwitz
Title:	President

GILDA INVESTMENTS, LLC
By:	Giddeon Holdings, Inc., Its Sole Member

By:	/s/ Charles E. Hurwitz
Name:	Charles E. Hurwitz
Title:	President

HURWITZ FAMILY FOUNDATION

By:	/s/ Charles E. Hurwitz
Name:	Charles E. Hurwitz
Title:	President

HURWITZ INVESTMENT PARTNERSHIP L.P.

By:	/s/ Charles E. Hurwitz
Name:	Charles E. Hurwitz
Title:	Managing General Partner

/s/ Charles E. Hurwitz
Charles E. Hurwitz

/s/ Shawn M. Hurwitz
Shawn M. Hurwitz

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